UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                      April 15,
2021



  Eric Singer
  Investment Manager
  VIEX Opportunities Fund, LP     Series One
  323 Sunny Isles Blvd, Suite 700
  Sunny Isles Beach, Florida 33160

          Re:     KVH Industries, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on April 9, 2021 by VIEX Opportunities Fund, LP Series One et al.
                  File No. 000-28082

  Dear Mr. Singer,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A
  General
  1. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

  2. The disclosure at page two indicates that    [a]s of the date hereof, VIEX
collectively owns [ ]
     968,008 shares of Common Stock.    Assuming that the term    hereof    as
used in this context
     relates to the approximate date upon which the proxy statement is expected to be mailed, and that date is at present unknown, please advise us how this amount will be affirmed.
 Eric Singer
c/o VIEX Opportunities Fund, LP     Series One
April 15, 2021
Page 2

3. The disclosure at page 11 indicates that    [e]ach Nominees may be deemed to
be a member of
   a    group    together with the other Participants for the purposes of
Section 13(d)(3) of the
   Exchange Act       Given the existence of the    Group Agreement    executed
on January 14,
   2021, it appears the nominees indisputably are members of a group as distinguished from
   only being    deemed to be    a member of a group. Please revise to remove
the implication
   that uncertainty exists as to whether the nominees are in fact members of a group.

Form of Proxy

4. Please refer to the following representation:    If properly executed, this
Proxy will be voted
   as directed on the reverse       Please revise to clarify the meaning of
on the reverse    so that
   security holders will not have to infer the intent is to refer to the
reverse side    of the form.


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                              Sincerely,

                                                              /s/ Nicholas P.
Panos

                                                              Nicholas P. Panos
                                                              Senior Special
Counsel
                                                              Office of Mergers
& Acquisitions

 cc:   Elizabeth Gonzalez-Sussman, Esq.